EXHIBIT 3 – CBX UA

Part II

Item 6: Activities of Service Providers

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes*   ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Pursuant to an Assignment of Intellectual Property between ILLC and its direct parent company, Instinet Holdings Incorporated, ("IHI"), IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of NHA provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

As discussed in Part III, Item 22, ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, ~~regulatory reporting services~~, and WORM storage.

ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ. The Conditional Session, MOC and VWAP crosses are hosted in the primary data center and in the secondary data center. The CBX Main Session operates in the primary data center only without a secondary data center.

ILLC consumes the Securities Information Processor feed ("**SIP**") as discussed in Part III, Item 23.

Part III

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of*

connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

APPLICABLE TO ALL CROSSING SESSIONS: Subscribers are not charged fees to access the ATS (e.g., monthly access fees, hookup fees, port fees, or connection fees). ILLC charges Subscribers per share fees for executions in the ATS. Per share fees are not standardized, are individually negotiated, and may differ depending on the means of accessing the ATS (i.e., Direct vs Indirect).

The fee associated with the ATS may vary within the relevant ranges below based on whether the Subscriber elects All-In or Cost Plus pricing, the Subscriber's trading volume and order characteristics (e.g., order capacity, adding or removing liquidity, whether the orders generally meet the definition of a "Retail Investor Order" under FINRA Rule 6191), and or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

ILLC is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the ATS as an execution venue.

In each transaction on the ATS where the buying and selling Subscribers are brokers, or the buying Subscriber is an institution and the selling Subscriber is a broker, INCA is identified as the CAT Executing Broker for the buyer and the Subscriber is reported as the CAT Executing Broker for the seller. FINRA assesses CAT fees (i) on ILLC, on behalf of the buying Subscriber, and (ii) directly on the selling Subscriber. If the buying Subscriber has a cost-plus pricing arrangement with ILLC, ILLC passes through to the buying Subscriber the CAT-related fees that ILLC is assessed on behalf of the buying Subscriber.

In each transaction on the ATS where the buying and selling Subscribers are both institutions, or the buying Subscriber is a broker and the selling Subscriber is an institution, INCA is identified as the CAT Executing Broker for both the Buyer and the Seller. FINRA assesses CAT fees on ILLC for both the Buyer and the Seller. In this case, ILLC will pass through the CAT fees to Subscribers that utilize the Cost Plus Model.

MAIN SESSION: Per share fees charged to Direct Subscribers accessing the Main Session through a direct connection (rather than through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) range between $0.00 and $0.025.

CONDITIONAL SESSION: Per share fees charged to Indirect Subscribers accessing the Conditional Session through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk range between $0.00 and $0.025.

VWAP CROSS: For Direct Subscriber order flow to the VWAP Cross, Subscribers are charged fees in the range of $0.00015 - $0.0050 per share. In addition to the factors discussed above,

the fee associated with the VWAP Cross may vary within the ranges above based on whether the Subscriber has elected to utilize the self-crossing feature of the VWAP Cross (the fees associated with a self-cross are individually negotiated and may vary based on the client's clearing type and is offered as a lower cost option to other market centers).

MOC CROSS: For Direct Subscriber order flow to the MOC Cross, Subscribers are charged a commission in the range of $0.0001 - $0.0010 per share.

Item 21: Trade Reporting

a. *Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.*

ILLC reports equities transactions executed in the ATS to the FINRA/NASDAQ Trade Reporting Facility (TRF) located in Carteret.

ILLC maintains an audit trail of orders and executions on the ATS and submits Consolidated Audit Trail ("CAT") reports to FINRA as required by FINRA's CAT Rules.

Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

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